Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

FIRST QUARTER ENDING MARCH 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations: First Quarter 2009

May 12, 2009

Introduction

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the first quarter ended March 31, 2009, and 2008, should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2009 and 2008 and the related notes contained therein, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2008, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

1	The “Significant Events and Transactions of the First Quarter “ highlight the events that had a significant influence on the Company’s financial statements or that may be significant in the future	Page 2
2
The “Operating Results” section provides an analysis of Pan American’s Metal Production and Cash and Total Costs per Ounce for Silver for the first quarter of 2009, on a consolidated basis and for each operation under Operations Review
Page 2
3	The “Financial Results” section presents Pan American’s financial performance during the first quarter of 2009	Page 8
4	The “Liquidity and Capital Resources” section reviews our cash flow over the past quarter, describes our current liquidity and financial position and discusses subsequent events	Page 10
5	In the “Outlook” section, we update our Production Forecasts for 2009 and discuss some of the risks and uncertainties facing our business	Page 13
6	The “Accounting Policies and Internal Controls” section identifies those accounting policies that have been adopted	Page 14

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines and a stockpile operation in Peru, Mexico, Argentina and Bolivia and is the second-largest primary silver producer in the world.  Pan

American has grown its silver production for 13 consecutive years and today employs almost 6,500 people.

Significant Events and Transactions of the First Quarter

On February 12, 2009, Pan American Silver closed a public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company issued 6,371,000 common shares at a price of $16.25 per share, for aggregate gross proceeds of $103.5 million and total proceeds, net of underwriting fees and issue expenses, of $98.0 million, including the exercise in full of the underwriters’ over-allotment option.  The Company expects to use the net proceeds from the Offering to fund acquisitions, development programs on acquired mineral properties, working capital requirements and for other general corporate purposes.

In mid-March 2009, the Company celebrated the official inauguration of its Manantial Espejo silver and gold mine in the southern province of Santa Cruz, Argentina.  Representatives of the Argentinean federal and provincial governments gathered at Manantial Espejo to participate in the official inaugural ceremony and celebration. On site construction of the Manantial Espejo mine and the 2,000 tonne-per-day processing plant began in October 2006 and was substantially complete by the end of October 2008. Manantial Espejo poured its first silver and gold dore in late December 2008 and in the first quarter of 2009 produced 0.73 million ounces of silver and 13,591 ounces of gold. Commissioning has run smoothly and has progressed well ahead of plan, leading management to declare commercial production as of January 1, 2009.

At the San Vicente silver, zinc and copper mine in Bolivia, construction activities of the new 750 tonne-per-day processing plant were substantially complete at the end of December 2008.  Commissioning of the plant began during the quarter and is progressing as planned. The first concentrates produced at the new plant were shipped in April 2009 and the mine expansion was officially inaugurated on April 28, 2009.  The Company expects San Vicente to reach its new increased production capacity in the third quarter of this year.

The largest buyer of the Company’s copper concentrate production and pyrite stockpile material in Peru, Doe Run Peru (“DRP”) experienced severe financial distress during the quarter. DRP, which owns and operates the La Oroya smelter, was not able to draw on its credit facilities, rendering it unable to finance the working capital associated with its business.  The Company’s Peruvian operations halted deliveries of concentrates to DRP in March 2009.  As at quarter end, the consolidated receivable from DRP was approximately $8.0 million and had reduced to $7.5 million at the date of this MD&A.  A proposed resolution is being negotiated involving several mining companies and concentrate traders, in conjunction with the Peruvian Government.  While no certainty exists at the date of this MD&A, the Company believes there will be a satisfactory resolution to allow Pan American to collect outstanding payments and resume concentrate deliveries to DRP within a few months.  The Company has been able to sell copper concentrates to other buyers and DRP’s financial situation did not have a material impact on the Company’s financial results in the first quarter, but may have a material impact on future results of the Company.

Operating Results

•	Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended
	March 31,
	2009	2008

Consolidated Production
Silver – ounces	4,879,325	4,509,261
Gold – ounces	20,858	6,809
Zinc – tonnes	10,930	9,404
Lead – tonnes	4,106	4,236
Copper – tonnes	1,427	1,408

Pan American produced 4.9 million ounces of silver in the first quarter of 2009 (“Q1 2009”), which was 8% more than the 4.5 million ounces produced in the first quarter of 2008 (“Q1 2008”).  The main reason for the increase was the addition of silver production from the Manantial Espejo mine, which produced 0.73 million ounces of silver in Q1 2009, the first full quarter of production from the mine.  Silver production from Pan American’s Peruvian operations was similar to the comparable period of 2008, while silver production at La Colorada and Alamo Dorado in Mexico declined as a result of anticipated lower throughput and silver grades, respectively.

Management did not include any production from Quiruvilca in its 2009 forecast due to the previously announced decision to prepare the mine for a period of care and maintenance during 2009.  Included in the actual production results for Q1 2009 were 0.35 million ounces from Quiruvilca.  Excluding this production from Quirulica, the consolidated silver production was 4.53 million ounces, which was on-track to meet management’s silver production forecast for the full year of 21.5 million ounces.  Consolidated silver production, excluding Quiruvilca, for the comparable period of 2008 was 4.16 million ounces.

Production of gold also increased significantly, primarily as a result of the commencement of commercial production at the Manantial Espejo mine on January 1, 2009, the processing of a high gold grade deposit at the La Colorada mine and higher gold grades from the Alamo Dorado pit.  Gold production increased by three fold over the comparable period of 2008 to 20,858 ounces and became Pan American’s largest by-product, accounting for approximately 19% of the value of consolidated production in the quarter.

Consolidated zinc production also climbed by 16% over the comparable period due primarily to higher zinc grades at the Quiruvilca and Morococha mines, while lead and copper production remained steady.

•	Cash and Total Costs per Ounce for Silver

Consolidated cash costs for Q1 2009 were $5.94 per ounce compared to $3.70 per ounce for the corresponding period of 2008.  The most significant factor behind this increase in cash costs was the decrease in by-product credits, which resulted from lower base metal prices, partially offset by increases in by-product metal production.  By-product credits decreased by an average of $3.16 per payable silver ounce in Q1 2009 compared to Q1 2008.

Included in the actual production results for Q1 2009 were 0.35 million ounces at a cash cost of $10.12 per ounce from Quiruvilca, whereas Management did not include any production from Quiruvilca in its 2009 forecast.  Excluding Quiruvilca’s production, the consolidated cash cost was $5.63 per ounce, which was well below management’s forecast for the full year cash cost of $6.28 per ounce.  The main reasons actual cash costs were below forecast were (1)a better than expected start-up at the lower cost Manantial Espejo mine, (2)weaker than expected local currencies, (3)higher than expected production and prices of by-product metals and (4)the positive impacts from the cost control initiatives that were put into place in Q4 2008.  In its first full quarter of production, cash costs at Manantial Espejo were $1.12 per ounce, which was significantly below management’s forecast of $4.97 for the quarter and even below the full year forecast for cash costs at Manantial Espejo of $2.25 per ounce.  Consolidated cash cost per ounce, excluding Quiruvilca, for the comparable period of 2008 was $3.67.

The Company reports cash costs per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

		Three months ended March 31,
		2009	2008

Cost of Sales		$45,117	$50,511
Add/(Subtract)
Smelting, refining, and transportation charges		12,619	16,659
By-product credits		(39,182)	(49,188)
Mining royalties		1,303	755
Worker’s participation & voluntary payments		-	(1,987)
Change in inventories		8,093	(1,369)
Other		(106)	299
Minority interest adjustment		(411)	(51)
Cash Operating Costs	A	27,433	15,630

Add/(Subtract)
Depreciation and amortization		14,815	9,864
Asset retirement and reclamation		693	672
Change in inventories		3,367	1,404
Other		-	(58)
Minority interest adjustment		(152)	(153)
Total Costs	B	$46,156	$27,359

Payable Silver Production (oz.)	C	4,620,788	4,227,256

Cash cost per ounce	(A*$1000)/C	$5.94	$3.70
Total costs per ounce	(B*$1000)/C	$9.99	$6.47

•	Operations Review

	Three months ended
	March 31,
	2009	2008
Huaron Mine

Tonnes milled	168,931	187,532
Average silver grade – grams per tonne	220	194
Average zinc grade - percent	2.45%	2.33%
Average silver recovery - percent	80.9%	80.9%
Silver – ounces	968,033	946,082
Gold – ounces	388	403
Zinc – tonnes	2,719	2,924
Lead – tonnes	1,324	1,711
Copper – tonnes	493	391

Cash cost per ounce (1)	$7.86	$3.50
Total cost per ounce (1)	$9.08	$4.80

Q1 2009 production at Huaron mine was 0.97 million ounces of silver, 2% higher than Q1 2008.  Higher production was primarily a result of higher silver head grades, partially offset by lower throughput rates compared to Q1 2008.  Cash costs per ounce in Q1 2009 were $7.86, significantly higher than $3.50 a year earlier but below the Company’s 2009 forecast of $8.14 per ounce.  The higher cash costs were a result of sharply lower zinc and lead by-product credits due to lower base metal production and prices.  Lower by-product credits were partially offset by reduced operating costs following the implementation of cost control initiatives that were put in place in Q4 2008.  Long term development work continued to focus on a major mine deepening ramp and shaft rehabilitation that aims to access high grade ore below the 250 level and are on-schedule for completion in July and August 2009, respectively. Capital expenditures during Q1 2009 totaled $1.9 million at the Huaron mine.

	Three months ended
	March 31,
	2009	2008
Morococha Mine*

Tonnes milled	163,889	157,721
Average silver grade – grams per tonne	148	157
Average zinc grade - percent	3.61%	3.12%
Average silver recovery - percent	83.6%	84.0%
Silver – ounces	652,975	667,697
Gold – ounces	209	305
Zinc – tonnes	4,843	4,106
Lead – tonnes	1,615	1,741
Copper – tonnes	503	447

Cash cost per ounce (1)	$7.86	$0.60
Total cost per ounce (1)	$10.75	$2.68

*Production and cost figures are for Pan American’s 92.2% share only.

The Morococha mine produced 0.65 million ounces of silver to the Company’s account during Q1 2009, at a cash cost of $7.86 per ounce.  Quarterly silver production was 2% below the comparable period in 2008 as a result of lower silver grades processed, in spite of a 4% increase in throughput rates.  However, zinc production increased by 18% in Q1 2009 as a result of higher grades and throughput rates.  The increase in zinc production was more than offset by lower base metal prices, which was the primary reason for the increase in cash costs as by-product credits declined by $13.81 per payable ounce of silver, relative to Q1 2008. Lower by-product credits were partially offset by reduced operating costs following the implementation of cost control initiatives that were put in place in Q4 2008.  Underground ramp development and associated ventilation raises continued in the quarter, primarily on the Alapampa ramp, which is approaching the high-grade Moro Solar zone.  Capital expenditures at Morococha, primarily consisting of long-term underground mine development, totaled $2.3 million during Q1 2009.

	Three months ended
	March 31,
	2009	2008
Quiruvilca Mine

Tonnes milled	82,852	91,962
Average silver grade – grams per tonne	152	144
Average zinc grade - percent	3.75%	2.43%
Average silver recovery - percent	86.0%	83.2%
Silver – ounces	348,596	353,785
Gold – ounces	331	417
Zinc – tonnes	2,722	1,792
Lead – tonnes	867	558
Copper – tonnes	418	558

Cash cost per ounce (1)	$10.12	$3.62
Total cost per ounce (1)	$10.74	$6.08

As previously announced, the Quiruvilca mine is being prepared for a period of care and maintenance and therefore management did not include any production from the mine in the Company’s forecasts. Silver production at the Quiruvilca mine in Q1 2009 was 0.35 million ounces, similar to production in the comparable 2008 period.  Silver production remained steady as the impact of processing less tonnage was offset by the benefit of higher silver grades.  Cash costs for the quarter were $10.12 per ounce, up from $3.62 per ounce a year ago, primarily reflecting the fact that all expenditures at Quiruvilca were expensed (including items that would normally have been capitalized if the operation was not being prepared for care and maintenance) and the lower by-product credit, which declined by $13.07 per payable ounce as a result of the decline in base metal prices.  Lower by-product credits were partially offset by reduced operating costs following the implementation of cost control initiatives that were put in place in Q4 2008.

The Company began to implement a care and maintenance plan for Quiruvilca during the quarter. Authorities, employees and the union have been notified of the Company’s intention, including a presentation of the closure plan to the Mining and Energy Ministry, after public consultation.  Currently the Company expects to continue mining activities at Quiruvilca through the balance of 2009.

	Three months ended
	March 31,
	2009	2008
Pyrite Stockpiles

Tonnes sold	7,528	10,531
Average silver grade – grams per tonne	204	221
Silver – ounces	49,459	74,813

Cash cost per ounce (1)	$4.52	$5.59
Total cost per ounce (1)	$4.52	$5.59

The Pyrite Stockpile operation produced 0.05 million ounces of silver in Q1 2009 at a cash cost of $4.52 per ounce, which was slightly less production than in Q1 2008.  The lower production resulted from the combination of lower tonnage and lower silver grades than in the comparable period of 2008.

	Three months ended
	March 31,
	2009	2008
Alamo Dorado Mine

Tonnes milled	423,000	391,957
Average silver grade – grams per tonne	105	133
Average gold grade – grams per tonne	0.43	0.58
Average silver recovery - percent	85.9%	89.0%
Silver – ounces	1,257,351	1,418,911
Gold - ounces	4,880	4,762

Cash cost per ounce (1)	$4.51	$3.22
Total cost per ounce (1)	$9.27	$7.86

Alamo Dorado continued to be the Company’s largest silver producer in Q1 2009, producing 1.26 million ounces of silver.  As expected, silver grades declined at Alamo Dorado as the mine began to transition mining activities from the phase 1 pit to the phase 2 pit, resulting in an 11% decline in silver production relative to Q1 2008.  Alamo Dorado also produced 4,880 ounces of gold in Q1 2009.  In Q1 2009, the mine produced above management’s forecasts due to better than expected throughput rates and better than expected gold grades.  Cash costs of $4.51 per ounce were $1.29 higher than Q1 2008 due to lower silver production however were significantly lower than management’s forecast of $6.32 due to higher than expected gold by-product credits.  Negligible capital expenditures were required at Alamo Dorado during the quarter.

	Three months ended
	March 31,
	2009	2008
La Colorada Mine

Tonnes milled	75,718	95,409
Average silver grade – grams per tonne	379	375
Average silver recovery – percent	87.2%	86.6%
Silver – ounces	801,177	998,930
Gold – ounces	1,459	922
Zinc – tonnes	505	365
Lead – tonnes	300	226

Cash cost per ounce (1)	$7.36	$6.48
Total cost per ounce (1)	$11.12	$8.49

The La Colorada mine performed as expected in Q1 2009, producing 0.80 million ounces of silver, which was down 20% from Q1 2008 production due to a 21% decrease in tonnes of ore processed according to the revised mine plan put into effect following the implementation of cost initiatives in Q4 2008.  In both the oxide and sulphide plants, silver head grades were below management’s expectation of an average of 436 grams per tonne, however the mine achieved higher than expected throughput rates, resulting in silver production that was within 2% of management’s forecast for the quarter. Cash costs increased by 14% to $7.36 per ounce, primarily reflecting the lower throughput rates than in the comparable period.  Cash costs were significantly better than management’s forecast of $8.01 due to larger than expected reductions in energy, consumables and explosives costs.  Capital expenditures at La Colorada during the quarter totaled $0.9 million and consisted primarily of work to complete the surface raise-bore and the related ventilation infrastructure.

	Three months ended
	March 31,
	2009	2008
Manantial Espejo Mine

Tonnes milled	131,019	-
Average silver grade – grams per tonne	212	-
Average gold grade – grams per tonne	3.80	-
Average silver recovery – percent	85.7%
Silver – ounces	729,276	-
Gold – ounces	13,591	-

Cash cost per ounce (1)	$1.12	$-
Total cost per ounce (1)	$10.34	$-

The Manantial Espejo mine performed exceptionally well in its first full quarter of operation, leading management to declare commercial production as of January 1, 2009.  Manantial Espejo produced 0.73 million ounces of silver and 13,591 ounces of gold during the quarter.  Mill throughput rates, silver and gold grades were all at or above plan.  Recoveries of silver and gold were 85.7% and 94.4%, respectively, both well above the budgeted recoveries.  The excellent operating performance and higher than expected gold production and prices resulted in cash costs of $1.12 per ounce of silver, which was significantly below management’s forecast of $4.97 for the quarter and even below the full year forecast for Manantial Espejo cash costs of $2.25 per ounce.

Capital expenditures at Manantial Espejo amounted to $3.5 million during the quarter as final payments related to the construction were processed in addition to completing several refinements to the plant and machinery at the site. As the mine was determined to be in commercial production for the full quarter, all operating expenditures related to sales were expensed in the period, together with the requisite depreciation charge pursuant to the Company’s accounting policies.

	Three months ended
	March 31,
	2009	2008
San Vicente Mine*

Tonnes milled	5,522	8,135
Average silver grade – grams per tonne	437	238
Average zinc grade	2.59%	3.53%
Average silver recovery – percent	93.4%	78.9%
Silver – ounces	72,457	49,043
Zinc – tonnes	141	217

Cash cost per ounce (1)	$7.58	$3.77
Total cost per ounce (1)	$10.75	$5.80

*Production and interest figures for Pan American’s 95% share only.

As expected, there was limited silver and zinc production at the San Vicente mine during Q1 2009 as the last of the small scale mining and third party toll milling program was completed in January.  Silver production totaled 0.07 million ounces at cash costs of $7.58 per ounce, significantly up from the $3.77 in the comparable period of 2008. The increase in cash costs resulted from a substantial decrease in the by-product credit from zinc production.

The construction and commissioning of the new processing plant at San Vicente was substantially completed during the first quarter 2009, with capital expenditures totaling $9.9 million for the quarter bringing the total capital cost for the Project to approximately $71 million.  Commissioning of the plant began during the quarter with wet and slurry testing of the circuits and the first concentrate production was shipped from the mine in April.  The Company expects San Vicente to reach its new increased production capacity in the third quarter of this year.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 3 of the MD&A.

Financial Results

The positive impact of higher silver, gold and zinc production was offset by lower realized metal prices, which declined dramatically compared to a year ago.  On average, realized silver prices declined by 28% to $12.48 per ounce, while realized zinc prices fell 56%, realized lead prices fell 60% and realized copper prices dropped by 57%. These decreases in realized prices resulted in a 35% decrease in sales, which consequently resulted in significant declines in net income and cash flow from operations as compared to the corresponding period in 2008.

The following table reflects the average metal prices that prevailed during each respective period.

	Three months ended
	March 31,
	2009	2008
Average Metal Prices

Silver – London Fixing per ounce	$12.60	$17.59
Gold – London Fixing per ounce	$908	$925
Zinc – LME Cash Settlement per tonne	$1,174	$2,426
Lead – LME Cash Settlement per tonne	$1,160	$2,891
Copper – LME Cash Settlement per tonne	$3,435	$7,763

For the three months ended March 31, 2009, the Company’s net income was $6.6 million (basic earnings per share of $0.08) compared to net income of $30.2 million (basic earnings per share of $0.38) for the corresponding period in 2008. Net income in Q1 2009 declined primarily due to sharply lower silver, zinc lead and copper prices, which reduced sales for the quarter by $38.3 million in spite of increased quantities of silver and gold sold compared to Q1 2008.

The table below sets out selected quarterly results for the past thirteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Basic earnings (loss) per share
2009	March 31	$70,406	$10,474	$6,610	$0.08
2008	Dec. 31	$46,278	$(9,884)	$(33,316)	$(0.41)
	Sept.30	$79,493	$15,469	$6,404	$0.08
	June 30	$104,079	$39,259	$21,357	$0.26
	March 31	$108,750	$48,375	$30,157	$0.38
2007	Dec. 31	$85,889	$28,859	$26,062	$0.34
	Sept. 30	$87,907	$29,125	$23,891	$0.31
	June 30	$79,211	$31,417	$18,472	$0.24
	March 31	$48,057	$14,874	$20,435	$0.27
2006	Dec.31	$82,588	$35,063	$29,648	$0.39
	Sept. 30	$64,268	$29,221	$16,355	$0.22
	June 30	$62,848	$31,060	$14,964	$0.21
	March 31	$45,744	$17,976	$(2,761)	$(0.04)

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

Sales for Q1 2009 were $70.4 million, a $38.3 million or 35% decrease from sales in the corresponding period in 2008.  Sales in Q1 2009 were negatively impacted by decreases in the realized price of silver, zinc, lead and copper of 29%, 44%, 52% and 56%, respectively, compared to the realized prices in the same period in 2008.  Sales in Q1 2009 benefited from an 11% increase in the quantity of silver sold and a doubling of the quantity of gold sold versus the year-earlier period.  Quantities of base metals sold were similar in Q1 2009 to the corresponding period of 2008.

Cost of sales for the three months ended March 31, 2009 was $45.1 million, a $5.4 million or 11% reduction from the cost of sales recorded in the same period of 2008, in spite of greater quantities of silver and gold production sold. The lower cost of sales was a result of the inclusion of low-cost production from the Manantial Espejo mine combined with the positive effects of cost control initiatives that have been implemented and general reductions in the cost to purchase energy, local currencies and consumables at all operations.

Depreciation and amortization charges for Q1 2009 increased to $14.8 million from $9.9 million recorded for the corresponding period in 2008.  This increase was attributable to the additional depreciation charge that arose upon the commencement of commercial production at Manantial Espejo and increased throughput rates at Alamo Dorado.

Mine operating earnings in Q1 2009 were $10.5 million, which was a 78% decrease from the $48.4 million generated in Q1 2008.  The decrease in mine operating earnings primarily resulted from the combination of a $38.3 million decrease in sales due to decreased metal prices, as increases in depreciation and amortization charges were largely offset by decreases in cost of sales.

General and administration costs for Q1 2009, including stock-based compensation, were $2.3 million. These costs, which were $1.6 million for the comparable quarter in 2008, rose primarily as a result of the Company’s key employee contribution plan that was implemented in June 2008.

Exploration and project development expenses for Q1 2009 were $0.6 million compared to $0.7 million incurred in Q1 2008. Exploration expenses in these periods related to the Company’s regional exploration activities, primarily in Mexico and Peru.

Asset retirement and reclamation expense of $0.7 million in Q1 2009 related to the accretion of the Company’s mine closure liability and was similar to the expense recorded in Q1 2008.  There were no significant changes to the Company’s mine closure cost estimates during the period.

Interest and financing expenses in Q1 2009 of $0.4 million declined slightly from the interest expenses incurred during the same period in 2008.

The foreign exchange gain for Q1 2009 was $0.8 million compared to a loss of $2.2 million in Q1 2008. This gain was a result of the impact of fluctuations in local currencies in Canada, Argentina, Peru, and Mexico on working capital balances that are denominated in those currencies, when remeasured in US dollars.

Investment and other income of $1.4 million for Q1 2009 increased from $0.3 million in the comparable period of 2008 as a direct result of two significant insurance payments.  The Company successfully claimed for business interruption insurance related to failed machinery in Peru and also received an insurance settlement on dore lost in transit from Argentina.

The Company’s foreign currency, base metal price protection program, and silver fixing activities generated a gain on commodity and foreign currency contracts of $0.3 million during Q1 2009 compared to a gain of $1.6 million in Q1 2008.  The Company closed out all of its open positions in zinc during the quarter.

Income tax provision of $2.4 million in Q1 2009 decreased from $14.5 million as a direct result of the lower taxable income generated relative to the comparable period.  The Q1 provision includes current taxes and Mexican flat tax of $4.4 million, partially offset by a reduction in the future income tax liability of $2.1 million.

Liquidity and Capital Resources

At March 31, 2009, cash and cash equivalents plus short-term investments were $107.3 million, a $77.2 million increase from December 31, 2008.  The increase in cash plus short-term investments arose mainly as a result of the proceeds received from the Offering in February of $98.0 million, partially offset by capital expenditures during the quarter of $18.7 million.

Operating activities used $5.4 million in the quarter, after working capital movements required $24.4 million.  The main movements in working capital accounts that required funding were a $10.2 million increase in accounts receivables, an increase in inventories of $6.8 million and a decrease in taxes payable, accounts payable and accrued liabilities of $7.9 million.

Investing activities consisted primarily of purchases of short term bonds of $73.6 million and investments in mineral property, plant and equipment which consumed $18.7 million in Q1 2009.  The majority of the investments in mineral property plant and equipment were made for construction and commissioning activities at San Vicente, which totaled $9.9 million and final payments related to the construction at Manantial Espejo of $3.5 million.

Financing activities were dominated by net proceeds of the Offering of $98.0 million.  In addition, $3.0 million was received during the quarter as advances on concentrate shipments.

At the end of Q1 2008, cash plus short-term investments were $136.2 million, a $28.9 million increase from December 31, 2007.  The aforementioned increase in cash plus short-term investments arose primarily as a result of (i) proceeds from the exercise of warrants and stock options of $50.7 million plus (ii) cash generated from operating activities of $19.5 million plus (iii) the receipt of proceeds of asset sales of $9.5 million less (iv) investments in mineral property plant and equipment and other assets of $48.4 million less (v) $1.4 million to fund dividends distributed to minority shareholders of Morococha.

Working capital at March 31, 2009 was $199.3 million, an increase of $104.2 million from December 31, 2008.  The increase in working capital resulted primarily from a $77.2 million increase in cash and short term investments, a $12.6 million increase in accounts receivable, a $10.8 million increase in inventories and a $6.6 million decrease in current liabilities.  The increase in accounts receivable was primarily a consequence of timing of shipments while the increase in inventories related to ramping up production at both Manantial Espejo and San Vicente during the quarter.

Shareholders’ equity at March 31, 2009 was $792.8 million, an increase of $107.2 million from shareholders’ equity at December 31, 2008 primarily as a result of the Offering in February 2009 and net income generated during the quarter of $6.6 million plus $1.2 million from the increase in market value of short term investments which was recorded as other comprehensive income.  At March 31, 2009, the Company had 87.2 million common shares issued and outstanding.

The Company’s financial position at March 31, 2009, the undrawn $70 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund planned capital expenditures and to discharge liabilities as they come due.  In addition, the Company is positioned to take advantage of certain strategic opportunities as they become available.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

The Company had the following contractual obligations at March 31, 2009:

Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,621	$1,058	$563	-	-
Contribution Plan (1)	8,641	2,160	6,481	-	-
Total contractual obligations(2)	$10,262	$3,218	$7,044	-	-

(1)
In June 2008 the Company initiated a 3 year contractual contribution plan for key officers and management, further discussed in Note 11 to the financial statements. Contract commitments for the plan represent payments expected to be paid out.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation, nor do they include current liabilities of $72,697.

During Q1 2009, the Company closed its zinc forward sales, thereby crystallizing a gain of $7.6 million, which is expected to settle each month until December 2009. Similarly, prior to December 31, 2008 Pan American closed its open lead positions, which had the effect of establishing a gain of $3.2 million, which is due to settle monthly during 2009.  At March 31, 2009, the Company had no net positions in base metals as all forward sales contracts were offset by matching forward purchase contracts and the crystallized receivable gain was $8.1 million.

In anticipation of operating expenditures in Peruvian nuevos soles (“PEN”) and Mexican pesos (“MXN”), the Company has entered into forward foreign currency contracts with an aggregated nominal value of $29.0 million settling between April and December of 2009 at an average PEN/US$ exchange rate of 2.77 and contracts with an aggregated nominal value of $25.3 million settling between April and December of 2009 at an average MXN/US$ exchange rate of 10.68  At March 31, 2009, the unrealized mark-to-market value of the Company’s forward foreign exchange contracts was a loss of $10.0 million.

•	Subsequent Events

On April 14, 2009, Pan American and Orko Silver Corp. (“Orko”) announced that they have reached an agreement outlining the terms under which they may jointly develop the La Preciosa silver project in the state of Durango, Mexico.

Pan American has agreed to spend a minimum of $5.0 million in the first 12 months of the development program to maintain its interest in the Joint Venture, of which a minimum of $2.5 million will be spent to continue to explore the highly prospective land package that Orko is bringing to the joint venture.  In order to maintain its interest in the joint venture, Pan American has agreed to conduct resource definition drilling, acquire necessary surface rights, obtain permits, and ultimately prepare and deliver a feasibility study over the next 36 months.

Key terms of the joint venture and the development strategy for La Preciosa include:

•	Pan American will be the operator for the joint venture and has agreed to share with Orko all technical information relating to the development of La Preciosa.

•	A joint venture Management Committee will be formed, with representation from both Orko and Pan American, which will be responsible for monitoring the project’s development.

Coincident with the formation of the La Preciosa joint venture, Pan American also agreed to purchase, on a private placement basis, 4,000,000 common shares of Orko at a purchase price of CDN $1.25 per share.  Pan American’s investment in Orko’s common shares is subject to certain anti-dilution and pre-emptive rights to participate in future financings by Orko.  The private placement was closed on April 21, 2009.

During April 2009, the Company committed 5,000 tonnes of zinc to option contracts, which have the effect of ensuring zinc prices of between $1,250 and $1,630 for that quantity.  The option contracts settle evenly over the last eight calendar months of 2009.  At the date of this MD&A, the mark-to-market of these positions was approximately $nil.

Outlook

•	Production Forecast for 2009

Consolidated silver production for the three months ended March 31, 2009, excluding 0.35 million ounces from Quiruvilca, was 4.53 million ounces and was in-line with our forecast. Cash costs in Q1 2009, excluding Quiruvilca production, decreased to $5.63 per ounce, down from $8.24 per ounce recorded in Q4 2008 and below management’s forecast of $6.28 for the full year.  Based on the Company’s Q1 2009 production and our outlook for the balance of the year, management continues to expect 2009 silver production of 21.5 million ounces (excluding production from Quiruvilca) at cash costs of approximately $6.00 per ounce, revised down from the previous cash cost forecast of $6.28 per ounce.

The Company’s production of gold and base metals was largely as expected in the three months ended March 31, 2009 and we continue to believe in the accuracy of our forecasted 2009 production of gold (85,000 ounces), zinc (36,000 tonnes), lead (12,800 tonnes), and copper (5,000 tonnes) as contained on page 27 of the MD&A presented in the 2008 Annual Report.

•	Risks and Uncertainties

The Company faces many risks in conducting its business, as described more fully in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F.  Management believes that the following are likely to be the most significant risks facing the Company over the balance of 2009:

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. Since base metal and gold sales are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices.

•	Credit Risk

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry.  The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  As discussed earlier in this MD&A, DRP, one of our largest buyers of copper concentrates and pyrite stockpile experienced difficulties complying with the terms of our concentrate contracts and currently owes Pan American approximately $7.5 million.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  The Company maintains insurance coverage against the loss of precious metals and base metal concentrates at our mine sites, in-transit to refineries and while at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  The Company expects to receive settlements of its zinc and lead positions totalling $8.1 million over the balance of 2009, which are subject to credit risk of three large financial institutions.

Management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that we have the most exposure to are the PEN and MXN. In order to mitigate this exposure, from time to time the Company has purchased PEN, MXN and Canadian dollars to match anticipated spending.  At March 31, 2009 the Company open currency forward positions are described under the “Liquidity and Capital Resources” section of this MD&A.

•	Employee Relations

Pan American’s business depends on good relations with its employees.  At March 31, 2009 the Company employed approximately 6,300 employees and the employees of mining contractors, of which approximately 600 were represented by unions in Peru and a further 200 by a union in Bolivia.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.  The Company reported a strike at the Morococha mine in early April 2009 when the Company and unionized workers were unable to reach an agreement with respect to an increase in base pay and benefits. A settlement was reached approximately one week later and the operation has resumed normal mining activities.

Accounting Policies and Internal Controls

On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook and continues to evaluate the adoption of three other new Handbook Sections: Section 3064, “Goodwill and Intangible Assets” was adopted; Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests” continue to be evaluated.  In addition, one new Emerging Issues Committee (“EIC”) Abstract, EIC 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities was adopted in the quarter.

Credit risk and the fair value of financial assets and financial liabilities: In January, 2009, the EIC of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC should be applied retrospectively without restatement of prior years to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. This EIC, which was effective for the Company on January 1, 2009, had no impact on the Company’s financial position or results of operations because the aforementioned credit risks had been incorporated into the Company’s valuation methodology before the EIC was issued.

•	Future adoption of International Financial Reporting Standards

We will begin reporting our financial statements in accordance with International Financial Reporting Standards (IFRS) on January 1, 2011, including comparative results, pursuant to the decision made by the CICA. We have implemented a comprehensive program to manage the transition to IFRS. This program focuses on the key impact areas including financial reporting, systems and processes, communications and training. We have completed a thorough organization diagnostic of the scope and complexity of the IFRS conversion as a result of which we have:

•	identified the significant differences between IFRS and Canadian GAAP;

•	initiated a series of internal education and awareness seminars;

•	assessed the impact of the conversion on business portfolios, processes, systems and policies; and

•	established a program, including the launch of various projects, which maps existing processes to the new standards.

During our transition, we will monitor ongoing changes to IFRS and adjust our transition plans accordingly. Our transition status is currently on track with our implementation schedule.

Technical information contained in this management discussion and analysis has been reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND  INFORMATION IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY’S AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE PRICE OF SILVER AND OTHER METALS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES AND ESTIMATES OF FUTURE PRODUCTION AND FUTURE CASH AND TOTAL COSTS OF PRODUCTION AT HUARON, MOROCOCHA, QUIRIVILCA, ALAMO DORADO, LA COLORADA, MANANTIAL ESPEJO, SAN VICENTE AND OTHER PROPERTIES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY, TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING FOR ONGOING CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATED COST OF CONSTRUCTION, DEVELOPMENT AND RAMP-UP OF MANANTIAL ESPEJO AND SAN VICENTE; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN FEASIBILITY STUDIES OR OTHER REPORTS PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS SILVER EXPLORATION PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLE, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS; CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.